EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The Boeing Company and Subsidiaries
(Dollars in millions)

	Nine months ended September 30, 2012
		Years ended December 31,
		2011	2010	2009	2008	2007
Earnings before income taxes	$4,375	$5,393	$4,507	$1,731	$3,995	$6,118
Fixed charges excluding capitalized interest	456	677	726	564	492	557
Amortization of previously capitalized interest	49	64	60	61	50	58
Net adjustment for earnings from affiliates	61	(38)	(11)	(10)	(10)	(28)
Earnings available for fixed charges	$4,941	$6,096	$5,282	$2,346	$4,527	$6,705
Fixed charges:
Interest and debt expense (1)	$415	$626	$676	$514	$425	$491
Interest capitalized during the period	58	57	48	90	99	117
Rentals deemed representative of an interest factor	41	51	50	50	67	66
Total fixed charges	$514	$734	$774	$654	$591	$674
Ratio of earnings to fixed charges	9.6	8.3	6.8	3.6	7.7	9.9

(1)	Amount does not include tax-related interest expense which is reported as a component of Income tax expense in our Condensed Consolidated Statements of Comprehensive Income.